Noranda Aluminum Holding Corporation 801 Crescent Centre Drive Suite 600 Franklin, TN 37067 Tel (615) 771 5700 Fax (615) 771 5701

January 8, 2016

Tia L. Jenkins, Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-34741

Dear Ms. Jenkins:

This letter responds to your December 23, 2015 letter to Layle K. Smith, which sets forth the further comments of the staff of the Division of Corporation Finance regarding our Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). For your convenience, we have included each of the staff's comments in boldface type before the corresponding response.

Form 10-K for the Year Ended December 31, 2014

St. Ann Bauxite Mining Operation, page 8

1.
We note you response to Comment 1 indicating that you believe your bauxite mining operations are not material. In addition you state your St. Ann mining operations are your only low-cost source of bauxite, producing excess bauxite for third party sales which off-set some of your site operating costs. Adding to the above, you further state bauxite is readily available in many parts of the world and if a low-cost source was available, you may consider these alternative sources of supply pending a review of your other agreements. We re-issue Comment 1. The asset valuation indicates the mining operations, which include the mine, railroads, ship loading facilities, are material to your company. In addition, the ability for you to continue to economically and reliably secure raw materials, upon which rests your entire process of adding value and profitability, would likely be viewed by most reasonable people as material. The statement that bauxite is mined in many other locations implying that substitutes are available may not be

Tia L. Jenkins, Senior Assistant Chief Accountant
January 8, 2016

relevant as many mine operators process bauxite to alumina prior to shipment to reduce shipping costs and few operators have the capacity for additional bauxites sales or ship loading facilities. Please provide the additional disclosure as indicated by the following comments in your future filings.

Response: In light of the staff’s comment, we will provide, to the extent not already reflected in the Form 10-K, the requested additional disclosures, as indicated in our responses to Comments 2, 3 and 4.

2.
We note your response to Comment 2 indicating that you do not believe the St. Ann property is a significant mining operation and that Industry Guide 7 is not applicable. In addition you indicate the mineral concession provides an option for additional mining areas should the reserves prove to be inadequate and as such the property is not material and that adequate disclosure is provided. We re-issue Comment 2. As indicated above, your St. Ann property is material and additional disclosure is required to conform to Industry Guide 7. Please provide the additional disclosure requested in your future filings.

Response: In future filings, we will provide additional disclosure that, together with disclosure already included in the Form 10-K, will enable the collective disclosures to conform to Industry Guide 7.

3.
We note your response to Comment 3 indicating that you do not believe the St. Ann property is a significant mining operation, Industry Guide 7 is not applicable, and adequate disclosure has been provided. We re-issue Comment 3. As indicated in comment 1 above, your mining operations are material and additional disclosure to conform to Industry Guide 7 is required. Please provide the additional disclosure requested in your future filings.

Response: In future filings, we will provide additional disclosure that, together with disclosure already included in the Form 10-K, will enable the collective disclosures to conform to Industry Guide 7.

4.
We note your response to Comment 4 indicating that you do not believe the St. Ann property is a significant mining operation and Instruction 3.B to Item 102 of Regulation S-K does not apply. As indicated in comment 1

Tia L. Jenkins, Senior Assistant Chief Accountant
January 8, 2016

above, your mining operations are material and additional disclosure is required. Please provide the map requested in your future filings.

Response: In future filings, we will provide the map requested by the staff.

If you have any questions regarding our responses, please contact Alan Singer of our counsel, Morgan, Lewis & Bockius, LLP, at (215) 963-5224.

Sincerely,

/s/ Dale W. Boyles
Dale W. Boyles
Chief Financial Officer